

ABSTINENCE SPIRITS USA

Botanical inspired nonalcoholic spirits, bringing sophistication & flavor to every drinking occasion

Highlights

1. $550K revenue run rate in 2024, our second year of operations, with 103% growth in DTC

2. 50,000 bottles shipped to date, and growing

3. Updated to all-natural preservatives, perfectly positioning product for natural grocery channel

4. Two products awarded Gold and Double Gold at the prestigious San Francisco World Spirits Competition

5. Our Blood Orange Aperitif was named a must-try aperitif in both alc and non-alc categories by SFWSC















6 Team with CPG and retail expertise from SAB Miller, e.l.f. Cosmetics, and Walmart

Team

Ranwei Chiang CEO & Chairperson of Board

Supply Chain and Operations leader in high-growth CPG companies focused on digital and retail expansion in the US and abroad.

Delta Croudace VP Revenue & Operations

Category and product leader at Walmart.com and Extend, a venture-backed startup that enabled protection products for more than 600 leading brands.

Gary Leibowitz Strategic Growth Advisor

25 years experience in the Bev Alc and broader food & beverage sectors. Senior Advisor to McKinsey & Company's consumer practice. Chief Strategy and Transformation Officer at Unilever. Previously SVP Business Performance Insights at SABMiller/MillerCoors.

Non-alcoholic Spirits you'll Love

ABSTINENCE®
PREMIUM DISTILLED NON-ALCOHOLIC SPIRITS



 **Gary Leibowitz** Strategic Growth Advisor

25 years experience in the Bev Alc and broader food & beverage sectors. Senior Advisor to McKinsey & Company's consumer practice. Chief Strategy and Transformation Officer at Unilever. Previously SVP Business Performance Insights at SABMiller/MillerCoors.

Non-alcoholic Spirits you'll Love



We have a distilled botanical spirit for every drinking occasion. Designed as a 1:1 replacement for the alcohol in your cocktails.



Botanical inspired flavors aligned to major spirit categories

All natural product with no chemical preservatives

Bright, bold, and beautiful Cape Citrus and Cape Floral (gin alternative). Richer, darker Cape Malt (whiskey alternative) and Cape Spice (rum alternative). Bittersweet Blood Orange and Lemon Aperitifs make up our range.

2 years of consistent growth as consumers, retailers, bars and restaurants embrace our botanical spirits

Customers rave about our sophisticated, great tasting spirits!

"Really nice to sip on! Just got this a few days ago and already ½ way through. It's that good."  James Joyco, Amazon Customer, Mar '23









Nicole Flint, Michigan. Reviewed on www.abstinencespirits.com, Aug '23

"Beyond my expectations! This is my first time buying N/A spirits. I did a decent amount of research and am glad I did. Cape Floral is more than I hopes for! The aroma is as beautiful as the label and the flavor is amazing! Complex and delicious. I'm pleased that while it is floral, it is not sweet but peppery!"

"I love Abstinence Spirits from South Africa, especially their non-alcoholic aperitifs made from bittersweet lemon, aloe, and aromatic Buchu. It's a lovely replacement for limoncello or white vermouth, making a perfect summer spritz."

Cara Patricia, co-founder of bar and bottle shop DECANTsf (Forbes, Apr '23)

calliegullickson and justalexbennett, Instagram influencers with 517K total followers. Unsolicited post.

CG: "Oh, exceptional. I wanted to know if you could compare this to a regular aperol spritz, better or worse?"

JB: "I don't think it is as sweet."

CG "Ironic how close it does taste. This is good. I'd drink this."

And so does the press and industry experts! We have received many awards and accolades.

4 MUST-TRY APERITIFS
2024 SFWSC Gold
Blood Orange Aperitif
sfa
Meal Starters, Global Pantry, and Non-Alcoholic Beverages Are On the Radar at Winter Show
Sober Curious? The 11 Best Non-Alcoholic Spirits to Try
POPULAR SCIENCE
The best non-alcoholic drinks of 2023
Best gin alternative: Abstinence Spirits Cape Citrus
Why it made the cut: You'll feel good the next day after drinking this gin alternative, thanks to its lack of alcohol and the company's dedication to protecting the South African Cape Floral Kingdom.
NEW Zero Proof Cocktails
LAUNCH PARTY
AFTER MAGAZINE
The Royal Ruby by Abstinence Spirits
YouTube
KARE
green matters
5 Sustainable, Non-Alcoholic Drink Companies for Enjoying Mocktails
The company makes its drinks in small batches with a hydro-distillation process. Abstinence Spirits is a 1% for the Planet member, meaning the drink company donates at least 1 percent of its annual sales to environmental causes.

Non-Alc Sales Are Growing Fast and Incrementally to Alcohol and Other Beverage Sales



$740M Low/no alcohol market size

5 Yrs Category will double

NIQ August 2024 NA Sector Overview

Brand Positioning

Our focus on high quality, craft, distilled products stand out against the competition; delivering great taste, and low/no sugar options for all occasions. Now with clean, natural preservatives!

	ABSTINENCE®	SEEDLIP®	RITUAL ZERO PROOF®	LYRE'S
Craft distilled botanical spirits	Y	Y	N	N
All Natural	Y	N	N	N
Naturally colored, low sugar Aperitifs	Y	N	Y	N
Products for all occasions	Y	N	Y	Y
Cause driven	Y	N	Y	N
Avg. Rating on Amazon	3.9	3.7	3.2	3.4

Raising $357k community based seed capital

Wefunder Fee
5.0%

Inventory
25.0%

Marketing

Hire Sales team
45.0%



Cheers to being part of our story!

www.drinkabstinence.com